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COVID-19 Testing Solutions and ImmunoDiagnostics for Cancer & Alzheimer's

TODOS Medical

OTC: TOMDF

LD Micro

Safe Harbor

This presentation may contain forward-looking statements, including, without limitation, statements containing the words "believes", "expects", "plans", "estimates", "potential" and similar expressions. Such forward looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Todos Medical Ltd., or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the audience is advised not to place any undue reliance on such forward-looking statements. These forward looking statements speak only as at the date of this presentation. Todos Medical Ltd. expressly disclaims any obligation to update any such forward-looking statements in this presentation to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Management Team



GERALD COMMISSIONG
Chief Executive Officer
President & CEO,
Amarantus Bioscience Holdings
Stanford University



JORGE LEON, PhD
Chief Medical Advisor (Oncology & Infectious Disease)
Early executive at Quest Diagnostics
Former Sr. Director Biotech and VP Quest of Quest Genomics
Founder of Leomics Associates



ELISE BROWNELL, MS, MPhil, PhD
VP Research & Development
Former Head of Project Management, Bayer Biotechnology,
Former Sr Director, Head of Project Management, Aerovance, Inc.
Founding Partner, Zephyrbiotech LLC



PRIYANKA MISRA
VP Corporate Development
Former senior investment analyst at Geller Advisors
Former Associate at Goldman Sachs
Former AVP at Bank of America Merrill Lynch



DAN HIRSCH
Chief Financial Officer
25 Years Public Markets Experience
Business Development and Investor Relations



PAULA TRZEPACZ, MD
Chief Medical Officer (Neurology)
Chief Medical Officer for Elto Pharma
Former Executive VP and Chief Medical Officer for Neurotropic Bioscience Inc
Former Senior Medical Fellow in Neurosciences, Eli Lilly and Company



GREG MEISELBACH
Strategic Advisor (Government)
Former Director for International Affairs at the Biotechnology Innovation Organization (BIO) managing international government affairs portfolio for Asia Pacific



GURPREET OBEROI
Strategic Advisor (Partnerships)
Held strategic roles with Bank of Montreal, UBS, Macquarie, Credit Suisse and Citigroup on bank-wide digital transformation mandates

Non-COVID Pipeline

Marker	Expected US Commercial Status	RUO	IUO	CE	CLIA	US FDA
Videssa Breast / Breast Cancer (Rule-out Only)*	Commercial-stage Now					
TM-B2 / Breast cancer (Dense Breast)	12-24 months					
TM-B1 / Breast cancer (All Breast Types)	24-36 months					
TM-C1 / Colorectal cancer	24-36 months					
LymPro™ Test / Alzheimer's disease	12 months					

Videssa Breast
BREAST CANCER

- Designed specifically for the early detection of breast cancer in women with abnormal imaging findings (BIRADS 3 & 4)
- CLIA certified

TM-B1
BREAST CANCER

- Designed specifically for breast cancer screening
- CE Mark granted

TM-B2
BREAST CANCER

- Designed for early detection of breast cancer in women who were diagnosed as presenting with BI-RADS score of 3 or 4 (or equivalent)
- CE Mark granted

TM-C1
COLORECTAL CANCER

- Designed for early detection of colorectal cancer
- CE Mark granted

LymPro™ Test
ALZHEIMER'S DISEASE

- Validated blood-based assay for differentiating between non-AD subjects and those with prodromal AD, mild cognitive impairment (MCI) due to AD or dementia due to AD

MULTIPLE PATENTS GRANTED

using our **proprietary analysis** for cancer detection and new IP filed in Alzheimer's disease detection

** Upon completion of Provista Diagnostics, Inc. acquisition*

Videssa Breast Rigorously Validated Clinical Studies

TODOS Medical

Product	Study	Patients	Description	Status
Videssa BREAST	001	351	Prospective, Blinded and Randomized trial – Ages 25-49; Suspicious Findings	Completed
	002-a	501	Prospective Blinded and Randomized trial – Ages 25-75; Suspicious Finding	Completed
	002-b	509	Prospective Blinded and Randomized trial – Ages 25-75; Suspicious Finding	Completed

Provista Clinical Sites & Collaborators

Mayo Clinic
Cleveland Clinic
Rhode Island Hospital, A Lifespan Partner
Scripps
The University of Texas MD Anderson Cancer Center
Harvard University
Banner Health
St Joseph Women's Medical Center
Summit Medical Group Breast Care Center
ASU Biodesign Institute, Arizona State University
Avera
Columbia University
Stanford School of Medicine, Stanford University Medical Center
DMC Sinai-Grace Hospital

Todos Breast Cancer Screening

GO-TO-MARKET STRATEGY

Commercialization ex-US via Partnership:

1. Orot+ in Europe
2. Additional partnerships forthcoming

Orot has network of chemotherapy infusion centers, expanding to offer proprietary offerings (TBIA)

Europe launch studies began in Q3 2019 in Europe, complete in 2020 triggering Orot

Received approval from the Israeli Ministry of Health (AMAR) to market and sell its breast cancer tests TM-B1 and TM-B2

Signed an exclusive distribution rights and sales agreement of TM-B2 blood tests for breast cancer screening within the State of Israel with Care GB

Entering the US market

FDA will accept European scientific data for portion of the data package

Evaluating CLIA pathway in parallel with FDA process

Plan is to ‘piggyback’ Videssa continued studies and commercial sales data to accelerate data collection for FDA

LymPro™ Alzheimer's Assay

LATEST CLINICAL TRIAL RESULTS

ABOUT LYMPRO

The Lymphocyte Proliferation (LymPro) Test™ measures the immune proliferative response of white blood cells to mitogenic stimulation. Based on differences observed in the response of cells from patients with Alzheimer's disease as compared with age-matched controls and patients with other dementias, it appears that the test has high potential as an adjunctive diagnostic for Alzheimer's disease. Deployment includes initial IUO testing followed by full diagnostic testing for patients with MCI and dementia for differential diagnosis.

2012 Clinical Study published in Neurobiology of Aging

- 91% PPV and 92% NPV

2014 7-Year Follow-up Chart Review Study Presented at AAIC

- Follow-up analyses resulted in original LymPro scores closely correlating with ultimate diagnosis

2015 LP-202 Clinical Study Data Presented at AAIC

- 72% correlation with clinical diagnosis
- Need for correlation with amyloid PET (new gold standard)

2019: LymPro vs. amyloid PET

- Strong correlation with amyloid PET imaging ($p = 0.000002$, $r = 0.85$)

Turnkey Solutions for COVID-19 Testing

Todos Medical's **research mission in COVID-19** is focused on developing novel, convenient tests for the detection of active COVID-19 and bringing to market solutions to turn active infections into inactive infection.

Generated over $5M in PCR-related sales in 2020, with monthly sales of $3.2 million in November 2020, with expected ramp to continue higher. Ultimately deploy proprietary tests through existing sales channels.

TODOS Medical

PCR kits for molecular testing

Does an individual have an active COVID-19 infection?

US-based manufacturer with EUA approval; Chinese manufacturer has contracted us to be their US OEM partner and submit for FDA EUA

Small footprint RNA extraction equipment & pre-filled extraction reagents plates

Turnkey extraction solution with large scale supply (1M+/week)

Point of Care (POC) rapid IgA/IgM/IgG and IgM/IgG finger-prick antibody & antigen tests

Does an individual have antibodies due to a prior COVID-19 infection?

High throughput CLIA/CAP accredited lab services

In Alpharetta, GA (acquisition in progress) for processing molecular and antibody tests (US only)

Proprietary 3CL Protease Enzymatic Assay

Adjunct to PCR to detect active vs. inactive virus in symptomatic patients post-recovery (release) or general coronavirus screen post-pandemic

Strategic Partnerships

TODOS Medical X ADITXT X Meridian HSN X MOTO+PARA X NLC Pharma, Inc. X PANGEA

AdiTxt

Entered into a distribution agreement to refer CLIA lab clients and point of care healthcare providers to order the Aditxt Score which allows for profiling the immune system for COVID-19 status, including antibody profiling (IgA, IgG, IgM) & cellular immunity profiling (B cells, T cells).

Meridian Health

Partnered with Meridian Health in order to provide turnkey solutions, including physician supervision (telemedicine and/or on-site physicians), mobile, high-complexity CLIA-certified laboratory, clinical staffing, equipment, supplies and site

MOTO+PARA

Partnered alongside Moto-Para, a non-profit organization providing well trained retired service veterans from all branches of the military including Navy Seals, Force Recon Marines, Army Rangers, Green Beret encompassing site operations, physicians, paramedics and nurses

NLC Pharma

Entered into an exclusive global distribution agreement to commercially develop its patented virus-focused 3C Protease platform for the diagnosis of COVID-19. Though still in the development phase, our innovative, proprietary saliva viral load PoC tests could be a game changer

Pangea DW Ltd.

Pangea specializes in information technology products and software, providing physicians, medical centers and Coronavirus patients with solutions. It delivers personal identity, e-Services and digital security solutions to governments, LEAs and enterprises, partnering with tech leaders, government agencies, to develop effective e-government services

Todos Testing Offerings

Todos is a one-stop shop for **comprehensive Covid-19 testing solutions**

We haven **proprietary access to equipment and testing reagents** that allows us to more rapidly get labs processing COVID-19 testing

Our model is to **reagent rental model** – providing equipment including PCR, extraction machines and liquid handlers – with the laboratory agreeing to exclusively purchase a minimum order of reagents

Currently available PCR assays include:

1) COVID
2) COVID + flu A/B &
3) COVID + flu A/B + RSV

Launched **antigen test (results in 10 minutes) for surveillance** via distribution agreement with e25bio, awaiting EUA from FDA

Launching **immune profiling/scoring system developed by Aditxt to complement rollout of vaccine**: antibody & cellular immunity profiling

Developing **3CL Protease assay to determine active vs. inactive virus** (PCR detects both leading to false positives. Status:

- 100% sensitivity & specificity in preliminary data set
- Completing EUA requirement
- Also evaluating symptomatic vs. asymptomatic

PCR Packages

STARTER PACKAGE: Need extraction in order to fill the gap from Thermo Fisher

- **Offering: Extraction reagents**
- **Can expand** to supply swab/VTM, qPCR kits and PCR Machines over time

GROWTH PACKAGE: Need extraction and reagents, but there is also a shortage of supplies (swabs, viral transport media, extraction reagents and qPCR kits)

- **Machine Offering: Extraction + PCR**
- **500-1000 tests/day for six months**

FULLY LOADED PACKAGE: Once significant volume is generated, we recommend putting sophisticated automation processes in place through liquid handlers to reduce manpower and increase capacity

- **Offering: Extraction + PCR + Liquid Handlers**
- **2,000 tests/day for a minimum of six months**

SARS-CoV-2: COVID-19

60 million
cases worldwide

1.6 million
deaths worldwide

$50 billion
market globally in 2020

$50 million +
Anticipated revenue by end of 2021

As of September 2020, Todos has entered into supply contracts with 6 high complexity CLIA labs with anticipated revenue of upwards of $50mm over the next 8 months


Confirmed new cases
80k
60k
40k
20k
0
Feb 2020
Mar 2020
Apr 2020
May 2020
Jun 2020
Jul 2020
Aug 2020
Sep 2020
Click any country below to hide/show from the graph:
India
US
Brazil
Spain
France
Argentina
Colombia
Russia
Peru
United Kingdom



CLIA Lab: Fully-Loaded Workflow for PCR Testing



SAMPLING
Transport
Sampling Kit
Must Be Tested
< 72 Hours
of Swab
Frozen to -20°C or
Kept between
2 and 8°C
Shipped at Un3373
Category B
INACTIVATED
AREA OPTIONAL
Water Bath Kettle
Heat
Inactivation
Biosafety Cabinet
Manual 30 min
Virus RNA/DNA
Extraction Kit
Transfer Samples
to 96 Well Plate
Biosafety Cabinet
Automated
Consumables
Manual 30 min
RNA EXTRACTION
AND QPCR SETUP
96
Sample/Run
Liquid Robot
Handling
RT-PCR
SARS-Cov-2
Detection Kit
qPCR Set Up
Automation 135 minutes
Sealing
Centrifuge
qPCR
Samples
A.I Analysis
30 seconds

COVID-19 testing Mobile Units: Todos equips/supplies

TODOS Medical

Moto+Para Foundation provides well-trained retired service veterans from all branches of the military to serve and protect first responders


MOTO PARA

Mobile units able to be moved anywhere

Can be utilized in a ring radius scenario, setting up rotational systems using MTUs. Capacity over 3000 tests/day/box

PROCESS

- Responders report to mobile testing units (MTUs)
- Covid-19 Specimen collection: anterior nares swabs are collected
- MTU vehicles, Ground Shipping Services (GSS), and Air Transport Units (ATU) collect Biohazard boxes from MTUs daily
- Biohazards boxes are delivered to Moto+Para CLIA-certified Partners Lab
- In 24-hours, results are encrypted and sent to Responders' Health Medical Director
- Cycle repeats

Tollovid: Dietary Supplement

TODOS Medical

Todos has acquired exclusive distribution rights to the dietary supplement Tollovid™

Proprietary blend of botanical extracts with active chemical ingredient limiting replication of coronaviruses


PLANT ALCHEMY
Tollovid™

Launched at The Alchemist's Kitchen in New York City who is working to gather of customer data for use in claim set expansion. **Certificate of Free Sale granted by FDA in August 2020**.

Only known product to directly impact the ability of coronaviruses to replicate. **Pfizer has launched a drug development program targeting the same mechanism of action / biological pathway**

Todos is focused on **supporting randomized placebo controlled clinical trials managed by JV partner NLC Pharma in Israel**. Significant positive human data from customers in Israel. Over 15 years of development & over $18M invested to date.

Company Highlights

Proprietary **technology platforms**

Scalable, replicable models within diagnostics

Potential **strategic partnerships & proprietary distribution channels**

Near-term revenue expected from partnership and product sales in COVID-19 testing & immune boosting solutions

Ubiquitous solutions for **$114.5 billion cancer marketplace** and **$250 billion Alzheimer's marketplace**